SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------

                               SECURED INCOME L.P.
                            (Name of Subject Company)

                        WEST PUTNAM HOUSING INVESTORS LLC
                               RICHARD P. RICHMAN
                              ROBERT H. WILDER, JR.
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)

                      ------------------------------------

                                 GINA S. SCOTTI
                          VICE PRESIDENT AND SECRETARY
                        WEST PUTNAM HOUSING INVESTORS LLC
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:
                              PETER G. SMITH, ESQ.
                        KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100
 -------------------------------------------------------------------------------
                       EXHIBIT INDEX IS LOCATED ON PAGE 7

                                      14D-1
                                PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS

        WEST PUTNAM HOUSING INVESTORS                                 LLC

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         |_| (a)

                                                                         |_| (b)

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCES OF FUNDS

           AF

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(e) OR 2(f)


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

--------------------------------------------------------------------------------
  7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

--------------------------------------------------------------------------------
  8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
        SHARES
                                                                             |-|


--------------------------------------------------------------------------------
  9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           0%
--------------------------------------------------------------------------------
  10    TYPE OF REPORTING PERSON

           OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                      14D-1
                                PAGE 3 OF 7 PAGES


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS

        RICHARD P. RICHMAN

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         |_| (a)

                                                                         |_| (b)

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCES OF FUNDS

           PF/AF/OO

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(e) OR 2(f)


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

--------------------------------------------------------------------------------
  7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

--------------------------------------------------------------------------------
  8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
        SHARES
                                                                             |-|


--------------------------------------------------------------------------------
  9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           0%
--------------------------------------------------------------------------------
  10    TYPE OF REPORTING PERSON

           IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                      14D-1
                                PAGE 4 OF 7 PAGES


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS

        ROBERT H. WILDER, JR.

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         |_| (a)

                                                                         |_| (b)

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCES OF FUNDS

           PF/AF/OO

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(e) OR 2(f)


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

--------------------------------------------------------------------------------
  7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

--------------------------------------------------------------------------------
  8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
        SHARES
                                                                             |-|


--------------------------------------------------------------------------------
  9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           0%
--------------------------------------------------------------------------------
  10    TYPE OF REPORTING PERSON

           IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      West Putnam Housing Investors LLC, a Delaware limited liability company (the "Purchaser"), and Messrs. Richard P. Richman and Robert H. Wilder, Jr. (Messrs. Richman and Wilder together, the "Purchaser Affiliates," and together with the Purchaser, the "Bidders") hereby amend the Tender Offer Statement on
Schedule 14D-1 dated July 24, 1998, as amended by Amendment No.1 to Schedule 14D-1 dated August 7, 1998 and Amendment No.2 to Schedule 14D-1 dated August 18, 1998 (as so amended, the "Schedule 14D-1"), relating to the Purchaser's offer to purchase up to 394,000 of the outstanding units of limited partnership interest (the "Units"), of Secured Income L.P., a Delaware limited partnership (the "Partnership").

      Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

      Item 10(f) is hereby amended to add the following:

      "On August 21, 1998, the Purchaser announced that the Offer had been extended to 12:00 midnight, New York City time, on Monday, August 31, 1998."

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(7)  Press release dated August 21, 1998.

                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 1998


                                             West Putnam Housing Investors LLC


                                             By:/s/ Gina S. Scotti
                                             ---------------------
                                             NAME:  Gina S. Scotti
                                             TITLE: Vice President and Secretary


                                             RICHARD P. RICHMAN


                                             /s/ RICHARD P. RICHMAN
                                             ----------------------



                                             ROBERT H. WILDER, JR.


                                             /s/ ROBERT H. WILDER, JR.
                                             -------------------------

                                  EXHIBIT INDEX


EXHIBIT NO.                   DESCRIPTION

   (a)(7)                     Press release dated August 21, 1998.

                                 Exhibit (a)(7)



FOR IMMEDIATE RELEASE                     CONTACT:
                                          Shareholder Communications Corporation
                                          (800) 733-8481, Ext. 415



           WEST PUTNAM HOUSING INVESTORS LLC EXTENDS TENDER OFFER FOR
                               SECURED INCOME L.P.


   Greenwich, Connecticut, August 21, 1998 -- West Putnam Housing Investors LLC announced today that it has extended its tender offer to purchase up to 394,000 of the limited partnership interests ("Units") in Secured Income L.P., at a purchase price of $7.00 per Unit in cash, to midnight, New York City time, on Monday, August 31, 1998. The terms of the extended offer are identical to the terms set forth in the original Offer to Purchase dated July 24, 1998, as amended by the Supplement to the Offer to Purchase dated August 7, 1998.

   As of midnight on Thursday, August 20, 1998, approximately 14,000 Units had been tendered pursuant to the offer.